Filed by Ashford Hospitality Trust, Inc.
(Commission File No. 001-31775) pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company: FelCor Lodging Trust Incorporated
Commission File No. 001-14236

NEWS RELEASE

ASHFORD HOSPITALITY TRUST RESPONDS TO FELCOR LODGING TRUST’S
WILLINGNESS TO ENGAGE AND EXPLORE A MUTUALLY BENEFICIAL
BUSINESS COMBINATION

Ashford Trust believes the proposed combination offers compelling strategic, operational, and  financial benefits to both sets of shareholders

Ashford Trust seeks constructive dialogue to further explore the significant value creating opportunity

DALLAS, February 28, 2017 - Ashford Hospitality Trust, Inc. (NYSE:AHT) (“Ashford Trust”) today sent the following letter to Steven R. Goldman, Chief Executive Officer of FelCor Lodging Trust Incorporated (NYSE:FCH) (“FelCor”), in response to FelCor’s letter dated February 27, 2017 regarding a potential business combination.

February 28, 2017

FelCor Lodging Trust Incorporated
125 E. John Carpenter Freeway, Suite 1600
Irving, Texas 75062
Attention: Steven R. Goldman, CEO

Dear Steve:

Thank you for your letter dated February 27, 2017.  We are encouraged by FelCor’s offer to engage with Ashford Trust and welcome the opportunity to work together towards a mutually beneficial business combination.  We are confident this transaction is in the best interest of our respective shareholders, and we firmly believe our proposal offers you the most compelling value enhancing alternative relative to other possible strategies.

In our prior discussions, FelCor’s Board of Directors gave us clear direction to make our proposal to you in the form of an all stock transaction.  In several of our communications, we have provided detail clarifying the potential impediments to a cash bid. As the FelCor Board knows, FelCor’s outstanding bonds contain restrictive covenants that limit the amount of debt that FelCor may incur and the amount of cash that may be distributed to FelCor shareholders.  In addition, the bonds contain a significant make whole payment, which Ashford Trust estimates to be approximately $110 million, or $0.80 per share, that is payable upon any redemption of the bonds. These restrictions effectively limit the availability of cash for a purchaser of FelCor.

As a result, we believe our current proposal consisting of all stock consideration is one that your Board should continue to prefer, as we were previously told.  Compared to a cash transaction, our proposal provides an immediate and significant premium return to your stockholders along with the added potential economic benefits of greater value from operational and G&A savings and the significantly increased size of the combined REIT.  A cash bid simply does not offer the future growth potential for your shareholders, which is what we believe is so attractive about this transaction.  While it is easy to recognize the merits of an all stock transaction, we nevertheless are prepared to begin working with you immediately to determine if there is any more favorable consideration mix, including a cash component.  Our goal is maximizing shareholder value today and for the future, while also best positioning the combined company’s balance sheet for success.

We are fully prepared to refresh our data room to provide you access to customary due diligence information and to commence our confirmatory diligence review of FelCor.  We are convinced that a full and complete review of each our companies will lead to a clear understanding of the obvious efficiencies and value added opportunities of our proposed combination.  We support having our respective financial and legal advisors connect directly so that both our teams can commence working on reciprocal due diligence and assist with transaction negotiations.

Let’s create a better economic future for both groups of shareholders – namely, combining to establish a preeminent lodging REIT with strategic, financial and operational upside.

Our entire Ashford team looks forward engaging with FelCor to maximize shareholder value and continue our strong track record of delivering strong total shareholder returns.

Very truly yours,

Douglas A. Kessler
Chief Executive Officer
Ashford Hospitality Trust, Inc.

Ashford Hospitality Trust is a real estate investment trust (REIT) focused on investing opportunistically in the hospitality industry in upper upscale, full-service hotels.

Ashford has created an Ashford App for the hospitality REIT investor community.  The Ashford App is available for free download at Apple’s App Store and the Google Play Store by searching “Ashford.”

Contacts

Ashford Hospitality Trust	Media	MacKenzie Partners, Inc.
Deric Eubanks Chief Financial Officer (972) 490-9600 Jordan Jennings Investor Relations (972) 778-9487	Lex Suvanto (212) 729-2463 Lex.suvanto@edelman.com Kara Brickman (212) 729-2443 Kara.brickman@edelman.com	Paul Schulman/Bob Marese (212) 929-5500 (800) 322 -2885

Forward Looking Statements

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties.  When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements.  Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Trust’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation:  general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; the degree and nature of our competition; risks that Ashford Trust will ultimately not pursue a transaction with FelCor or FelCor will reject engaging in any transaction with Ashford Trust; if a transaction is negotiated between Ashford Trust and FelCor, risks related to Ashford Trust’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees, managers or franchisors; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Ashford Trust’s shares could decline.  These and other risk factors are more fully discussed in Ashford Trust’s filings with the Securities and Exchange Commission.

The forward-looking statements included in this press release are only made as of the date of this press release.  Investors should not place undue reliance on these forward-looking statements.  We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Ashford Trust has made for a business combination transaction with FelCor. In furtherance of this proposal and subject to future developments, Ashford Trust (and, if a negotiated transaction is agreed, FelCor) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Ashford Trust or FelCor may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ASHFORD TRUST AND FELCOR ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD TRUST, FELCOR AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when they become available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Ashford Trust’s Investor Relations department at Ashford Hospitality Trust, Inc., Attention: Investor Relations, 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254 or by calling Ashford Trust’s Investor Relations department at (972) 490-9600. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashford Trust’s website at www.ahtreit.com under the “Investor” link, at the “SEC Filings” tab.

Certain Information Regarding Participants

Ashford Trust and Ashford Inc. and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Ashford Trust’s directors and executive officers in Ashford Trust’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 25, 2016. You can find information about Ashford Inc.’s directors and executive officers in Ashford Inc.’s definitive proxy statements for its most recent annual meeting and special meeting filed with the SEC on April 28, 2016 and October 7, 2016, respectively. You can find information about FelCor’s directors and executive officers in FelCor’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov and (with respect to documents and information relating to Ashford Trust) from Investor Relations at Ashford Trust, as described above.  Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other related documents filed with the SEC if and when they become available.

-END-